MFS® INVESTMENT MANAGEMENT

500 BOYLSTON STREET, BOSTON, MASSACHUSETTS 02116

(617) 954-5000

February 26, 2010

VIA EDGAR

United States Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

MFS® Variable Insurance Trust II (formerly, MFS/Sun Life Series Trust) (the “Trust”) (File Nos. 2-83616 and 811-3732) on behalf of MFS® Blended Research® Core Equity Portfolio, MFS® Blended Research® Growth Portfolio, MFS® Blended Research® Value Portfolio, MFS® Bond Portfolio, MFS® Core Equity Portfolio, MFS® Growth Portfolio, MFS® Emerging Markets Equity Portfolio, MFS® Global Governments Portfolio, MFS® Global Growth Portfolio, MFS® Global Research Portfolio, MFS® Global Tactical Allocation Portfolio (formerly, MFS® Global Total Return Portfolio), MFS® Government Securities Portfolio, MFS® High Yield Portfolio, MFS® International Growth Portfolio, MFS® International Value Portfolio, MFS® Massachusetts Investors Growth Stock Portfolio, MFS® Mid Cap Growth Portfolio, MFS® Money Market Portfolio, MFS® New Discovery Portfolio, MFS® Research International Portfolio, MFS® Strategic Income Portfolio, MFS® Technology Portfolio, MFS® Total Return Portfolio, MFS® Utilities Portfolio and MFS® Value Portfolio; Post-Effective Amendment No. 45 to the Registration Statement on Form N-1A

Ladies and Gentlemen:

Enclosed herewith for filing pursuant to (1) the Securities Act of 1933, as amended and Rule 485(a) thereunder, (2) the Investment Company Act of 1940, as amended and (3) Regulation S-T, please find Post-Effective Amendment No. 45 to the Registration Statement of the Trust (the “Amendment”), marked to indicate all changes from Post-Effective Amendment No. 44 to the above-captioned Registration Statement.

This Amendment is being filed for the purpose of incorporating the risk/return summary information for the Trust, updating the Trust’s financial and other information, and to reflect changes to the principal investment strategies of the MFS Global Tactical Allocation Portfolio (formerly known as MFS Global Total Return Portfolio, that became effective on February 8, 2010), and in connection therewith, making certain other minor and conforming changes.

If you have any questions concerning the foregoing, please call the undersigned at (617) 954-4340 or Karen Ray at (617) 954-5801.

Very truly yours,

SUSAN A. PEREIRA
Susan A. Pereira Vice President and Senior Counsel

SAP/bjn

Enclosures